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                                                                    EXHIBIT 99.1


MediaTek Selects RADVISION Technology for Mobile Handset SoC

MediaTek's 3G Baseband Processor for the Chinese market uses
RADVISION's 3G-324M Stack

Press Release
Source: RADVISION Ltd.
On Tuesday January 12, 2010, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq:RVSN), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today announced that MediaTek has licensed RADVISION's 3G-324M Stack to embed mobile video telephony to their WCDMA baseband processors.

"MediaTek is a well known fabless player in the baseband processor market," said Avishai Sharlin, General Manager of RADVISION's Technology Business Unit. "MediaTek's selection of RADVISION underscores the value they see in our technology."

MediaTek has integrated RADVISION's 3G-324M stack into their WCDMA baseband processor, targeted at the smart phone market. The stack's high performance coupled with patented MONA technology makes it an important component of the handset offering.

"We were especially impressed with the RADVISION 3G-324M stack's interoperability and ease of use," said PH Lu, General Manager of MediaTek's Wireless Communications BU. "RADVISION's feature set and capabilities surpass anything else we've seen in the market. We believe our customers will benefit from shorter development cycles and get a substantial head start introducing their smart phone products."

About MediaTek Inc.

MediaTek Inc. is a leading fabless semiconductor company for wireless communications and digital media solutions. The company is a market leader and pioneer in cutting-edge SOC system solutions for wireless communications, high-definition digital TV, optical storage, and high definition DVD products. Founded in 1997 and listed on Taiwan Stock Exchange under the code "2454", MediaTek is headquartered in Taiwan and has sales and research subsidiaries in Mainland China, Singapore, India, U.S., Japan, Korea, Ireland, Denmark and England. For more information, please visit MediaTek's website at www.mediatek.com.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.


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This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate Contact:
RADVISION Ltd.
Adi Sfadia, Chief Financial Officer
+1-201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1-212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net